Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 12 DATED SEPTEMBER 17, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 16, 2012, as supplemented by supplement no. 1 dated April 16, 2012, supplement no. 2 dated April 16, 2012, supplement no. 3 dated April 26, 2012, supplement no. 4 dated May 14, 2012, supplement no. 5 dated May 24, 2012, supplement no. 6 dated May 30, 2012, supplement no. 7 dated July 6, 2012, supplement no. 8 dated July 24, 2012, supplement no. 9 dated July 25, 2012, supplement no. 10 dated July 31, 2012 and supplement no. 11 dated August 13, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the origination and investment in a first mortgage loan secured by a 239 unit retirement community located in Cameron Park, California.
Origination of Ponte Palmero First Mortgage Loan
On September 13, 2012, we, through an indirect wholly owned subsidiary, originated and funded a first mortgage loan of $35.8 million (the “Ponte Palmero First Mortgage Loan”). The borrower under the loan is Cameron Park Senior Living Delaware, LLC (the “Borrower”), which is not affiliated with us or our advisor. The loan is secured by a Class A continuing care retirement community located in Cameron Park, California (the “Building”). The Building contains 239 units and was built in 2008. We funded the Ponte Palmero First Mortgage Loan with proceeds from this offering.
The maturity date of the Ponte Palmero First Mortgage Loan is October 1, 2015, and the loan bears interest as follows: a floating rate of 1000 basis points over one-month LIBOR during the first twelve months of the term of the loan, but at no point shall the interest rate be less than 11.0%; a floating rate of 1200 basis points over one-month LIBOR during the 13th through 24th month of the term of the loan, but at no point shall the interest rate be less than 13.0% ; a floating rate of 1700 basis points over one-month LIBOR during the 25th through 36th month of the term of the loan, but at no point shall the interest rate be less than 18.0%. A portion of the accrued interest shall be paid on a monthly basis in an amount determined by the Base Interest Rate (as defined below) with the remaining portion deferred until the earlier of the actual maturity or the time of any voluntary prepayment of the loan (the “Deferred Interest”). The Base Interest Rate is calculated at a rate of 500 basis points over one-month LIBOR, but at no point shall the Base Interest Rate be less than 6.0%. The outstanding principal balance, accrued interest and the Deferred Interest, which shall accrue monthly but may not be compounded, are due at maturity. The Borrower may prepay the loan in whole (but not in part) no earlier than the sooner of (i) 15 months from closing or (ii) 12 months after the sale of the loan if we decide to sell the loan or any portion of the loan to an unrelated third party. In order to prepay the loan, the Borrower must pay an exit fee of $4.0 million and provide 30 days prior written notice.
At origination, the Ponte Palmero First Mortgage Loan loan-to-value ratio was 67%, based upon the amount funded at origination (excluding closing costs and certain other fees) and the “as-is” appraised value for the Building. As of September 1, 2012, the Building was 68% occupied. Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. An appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels, uncertainties with respect to future market rental rates and the timing of lease-up and stabilization, and such appraisal may not reflect the actual fair value of the property. Different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

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